SECURI 03001614 MMISSION
Washington, D.C. 20549

50 3/3/03

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SEC FILE NUMBER
8- 50730

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED FEB 24 2003 WASH, D.C. 207 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ASG Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1545 Peachtree Street, N.E. Ste. 310
(No. and Street)

Atlanta, GA 30309
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lisa Katherine Dunn 954 202 9990
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schneider & Associates, LLP
(Name — *if individual, state last, first, middle name*)

100 Jericho Quadrangle, Jericho, NY 11753
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED MAR 11 2003 THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

ASG SECURITIES, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2002

ASG SECURITIES, INC.
FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2002

CONTENTS

	Page
Facing page to Form X-17A-5	2A
Affirmation of Treasurer	2B
Independent Auditors' Report	3 - 4
FINANCIAL STATEMENTS:	
Statement of Financial Condition	5
Statement of Operations	6
Statement of Changes in Stockholders' Equity	7
Statement of Cash Flows	8
Notes to Financial Statements	9 - 13
SUPPLEMENTARY SCHEDULES:	
Information relating to the possession or control requirements under Rule 15c3-3	14
Computation of net capital pursuant to Rule 15c3-1	15
Independent auditors' report on internal control structure	16 - 17

SCHNEIDER & ASSOCIATES LLP
CERTIFIED PUBLIC ACCOUNTANTS
100 JERICHO QUADRANGLE
JERICHO, NEW YORK 11753
TEL: (516) 942-5300 • FAX: (516) 932-6050

JERRY SCHNEIDER, CPA
DEAN HILTZIK, CPA
MORDECAI LERER, CPA
HARRIET GREENBLATT, CPA
HAROLD HILTZIK, CPA

Members
American Institute of CPAs
SEC Practice Section
New York State Society of CPAs
----
767 Third Avenue, New York, NY 10017
TEL: (212) 564-4330

INDEPENDENT AUDITORS' REPORT

ASG Securities, Inc.
Fort Lauderdale, Florida

We have audited the accompanying statement of financial condition of ASG Securities, Inc. as of December 31, 2002, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ASG Securities, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supporting schedule, Computation of Net Capital, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and

Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Schneider & Associates LLP

Jericho, New York
February 7, 2003

ASG SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS	
Cash	$ 13,612
Securities owned, at market value	886,927
Due from clearing firm	304,412
Clearing firm deposit	100,020
Employee loans	80,762
Property and equipment - net	59,062
Other assets	75,085
Total assets	$1,519,880
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 43,855
Accrued payroll and payroll taxes	139,570
Securities sold, but not yet purchased, at market value	179,063
Capital lease payable	24,446
Total liabilities	386,934
Commitments (see notes)	
Stockholders' Equity	
Preferred Stock, no par value, 10,000 shares authorized, none issued and outstanding	--
Common stock, $.01 par value, 100,000 shares authorized, 33,000 shares issued, 31,450 shares outstanding	33
Additional paid-in capital	2,565,226
Accumulated deficit	(1,379,333)
	1,185,926
Less: Treasury stock, at cost	(52,980)
Total stockholders' equity	1,132,946
Total liabilities and stockholders' equity	$1,519,880

See accompanying notes to financial statements.

ASG SECURITIES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2002

Revenues	
Net dealer inventory and trading gains	$1,706,428
Commission income	116,500
Interest and other income	182,349
	2,005,277
Expenses	
Compensation and benefits	1,229,989
Clearing and execution	312,227
Communications	41,436
Occupancy	118,460
Other operating expenses	480,920
Interest	92,925
	2,275,957
Loss before income taxes	(270,680)
Income taxes	2,725
Net loss	$ (273,405)

See accompanying notes to financial statements.

ASG SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Treasury Stock	Stockholders' Equity
BALANCES, January 1, 2002	$33	$2,565,226	$ (1,105,928)	$(52,980)	$1,406,351
Net loss for the period	--	--	(273,405)	--	(273,405)
BALANCES, December 31, 2002	$33	$2,565,226	$(1,379,333)	$(52,980)	$1,132,946

See accompanying notes to financial statements.

ASG SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

Increase (decrease) in cash	
Cash flows from operating activities	
Net loss	$ (273,405)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	23,190
Loss on abandoned assets	8,288
(Increase) decrease in operating assets:	
Securities owned, at market value	1,831,701
Due to/from clearing firm	(2,010,964)
Clearing firm deposit	177
Employee loans	180,105
Other assets	14,732
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	(11,999)
Accrued payroll and payroll taxes	139,570
Securities sold, but not yet purchased, at market value	167,780
Total adjustments	342,580
Net cash provided by operating activities	69,175
Cash flows from investing activities	
Purchase of property and equipment	(6,009)
Cash flows from financing activities	
Payments of capital lease	(9,229)
Payments of note payable – bank	(45,000)
Net cash used in financing activities	(54,229)
Net increase in cash	8,937
Cash at January 1, 2002	4,675
Cash at December 31, 2002	$ 13,612
Supplemental information:	
Cash paid during the year for:	
Income taxes	$ 2,725
Interest	$ 92,925

See accompanying notes to financial statements.

ASG SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

ASG Securities, Inc. (the "Company") is primarily involved in securities brokerage and trading. The Company, as a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc., executes principal and agency transactions in listed and over-the-counter securities and makes markets in over-the-counter equities. All customer transactions are cleared on a fully disclosed basis through an independent clearing firm. Accordingly, the Company does not carry securities accounts for customers nor does it perform custodial functions related to the securities in those accounts. The Company changed its name from Anpac Securities, Inc. to ASG Securities Group, Inc. on February 22, 2002 and to ASG Securities, Inc. on May 16, 2002. Its headquarters are located in Atlanta, Georgia with a branch office in Fort Lauderdale, Florida.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The Company records securities transactions, including gains from securities trading and commission revenue and expense, on a trade-date basis. Securities positions are carried at market value with unrealized gains and losses reflected in the Statement of Operations.

Depreciation is provided on a straight-line basis over the estimated useful life of the respective assets.

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could vary from the estimates that were used.

The Company uses the liability method to determine its income tax expense, which requires that deferred tax assets and liabilities are computed based on differences between financial reporting and tax basis of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES – continued

Deferred tax assets are reduced by a valuation allowance if, based on the weight of the available evidence, it is more likely than not that all or some portion of the deferred tax assets will not be realized. The ultimate realization of the deferred tax asset depends on the Company's ability to generate sufficient taxable income in the future.

NOTE 3 - SECURITIES OWNED and SOLD, NOT YET PURCHASED

Marketable securities owned and sold but not yet purchased consist of trading securities at quoted market values, as follows:

	Owned	Sold but not yet purchased
Stocks	$886,927	$179,063

NOTE 4 - DUE FROM CLEARING FIRM

At December 31, 2002, this balance consisted of trading gains receivable, cash and margin balances.

NOTE 5 - EMPLOYEE LOANS

The Company has provided a loan to one of its registered representatives in the original amount of $75,000. The loan is secured by a promissory note, which provides that loan principal will be amortized over a two-year period. In the event of early termination, any unamortized balance will be due the Company. Amortization expense was $18,750 in 2002. Other employee loans totaling $24,512 are due on demand.

NOTE 6 - PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

		Estimated Useful Life
Leasehold improvements	$ 13,602	Term of lease
Office furniture	20,189	7 years
Telephone and other equipment	75,374	5 to 7 years
	109,165	
Less: Accumulated depreciation	(50,103)	
	$ 59,062	

Depreciation expense was $23,190 for the year. At December 31, 2002, equipment costing $47,163 was subject to a capital lease.

NOTE 7 - CAPITAL TRANSACTIONS

In December 2001, the Company granted stock options to three employees to purchase up to 7,260 shares of common stock. Options are exercisable and vest at the rate of 2,420 shares per year on the first, second and third anniversaries of the grant date. No options have been exercised to date.

On January 9, 2002, the Company's board of directors approved an amendment to the Certificate of Incorporation to increase the number of authorized shares to 110,000, of which 100,000 shares have been designated as Common Stock, $.01 par value and 10,000 shares have been designated as Preferred Stock, no par value. The board further approved a ten-for-one forward stock split effective January 9, 2002 for all stockholders of record as of December 31, 2001.

NOTE 8 - LEASE COMMITMENTS

The Company leases office facilities and equipment under operating and capital leases expiring at various dates through 2005. Rent expense under one of the office leases is being recognized on a straight-line basis to account for rent concessions during the lease term, resulting in deferred rent of $4,450.

The Company's Florida office is located in a building owned in part by two Company stockholders. The Company occupied the premises on a rent-free basis during the year.

Future minimum lease payments as of December 31, 2002 are as follows:

	Capital Lease	Operating Leases
2003	$12,720	$ 89,896
2004	12,720	48,001
2005	2,119	--
Total minimum lease payments	27,559	$137,897
Less: Amount representing interest on capital lease	3,113	
	$24,446	

Operating lease expense for the year totaled $133,981.

NOTE 9 - INCOME TAXES

The Company has federal net operating losses of approximately $1,400,000 available to offset future taxable income. The losses expire at various dates through 2022. Management has established a valuation allowance for the tax benefit of net operating losses because their realization is uncertain.

NOTE 10 - CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and securities inventories. The Company maintains all inventory positions and most of its cash balances at its clearing firm.

NOTE 11 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company executes, as principal and agent, securities transactions on behalf of its customers and for its own account. These activities may expose the Company to off-balance-sheet risk in the event counter-parties fail to perform and the Company is required to discharge the obligations of the non-performing party. The Company attempts to mitigate the risk of default by reviewing, as necessary, the credit standing of a counter-party.

The Company has sold securities that it does not currently own and will therefore be required to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2002 at market values of the related securities ($179,063) and will incur a loss if the market value of the securities increases subsequent to December 31, 2002.

NOTE 12 - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Rule requires that the Company maintain minimum net capital, as defined, at the greatest of 6-2/3% of aggregate indebtedness, as defined; a computation based on market making activity, as defined; or $100,000. At December 31, 2002, the Company had net capital of $760,725 which exceeded its requirement of $514,000 by $246,725. The ratio of aggregate indebtedness to net capital was .27 to 1.

SUPPLEMENTARY SCHEDULES

ASG SECURITIES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2002

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of that rule.

ASG SECURITIES, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2002

Computation of Net Capital

Stockholders' equity		$1,132,946
Non-allowable assets:		
Employee loans		80,762
Property and equipment - net		59,062
Other assets		75,085
Total non-allowable assets		214,909
Net capital before haircuts on proprietary positions		918,037
Haircuts on securities		
Equities	$133,039	
Money market balances	4,001	
Undue concentration	20,272	157,312
Net capital		760,725
Minimum net capital requirement - the greatest of $100,000, 6-2/3% of aggregate indebtedness of $207,871, or market-making activity, as defined		514,000
Excess net capital		$ 246,725
Ratio of aggregate indebtedness to net capital		.27 to 1
Schedule of aggregate indebtedness:		
Accounts payable and accrued expenses		$ 43,855
Accrued payroll and payroll taxes		139,570
Capital lease payable		24,446
		$ 207,871
Reconciliation with the Company's unaudited net capital computation:		
Net capital, as reported in the Company's FOCUS Part IIA as of December 31, 2002		$ 928,226
Bonus accrual		(139,570)
Other audit adjustments		(27,931)
Net capital per above		$ 760,725

See accompanying notes to financial statements.

SCHNEIDER & ASSOCIATES LLP
CERTIFIED PUBLIC ACCOUNTANTS
100 JERICHO QUADRANGLE
JERICHO, NEW YORK 11753
TEL: (516) 942-5300 • FAX: (516) 932-6050

JERRY SCHNEIDER, CPA
DEAN HILTZIK, CPA
MORDECAI LERER, CPA
HARRIET GREENBLATT, CPA
HAROLD HILTZIK, CPA

Members
American Institute of CPAs
SEC Practice Section
New York State Society of CPAs

767 Third Avenue, New York, NY 10017
TEL: (212) 564-4330

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY RULE 17a-5

ASG Securities, Inc.
Ft. Lauderdale, Florida

In planning and performing our audit of the financial statements of ASG Securities, Inc. the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure, policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has

responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Schneider & Associates LLP

Jericho, New York
February 7, 2003